May 30, 2007
Deutsche Bank Energy &
Utilities Conference
Filed by Hercules Offshore, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TODCO
Commission File No.: 1-31983

Forward-looking Statements
This presentation will contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of
1934, as amended.  These statements, which include any statement that does not relate strictly to historical facts, use terms such as “anticipate,” “assume,” “believe,” “estimate,” “expect,”
“forecast,” “intend,” “plan,” “position,” “predict,” “project,” or “strategy” or the negative connotation or other variations of such terms or other similar terminology. In particular, statements, express or implied, regarding future results of operations or ability to generate revenues, income or cash flow or to make acquisitions are forward-looking statements. These forward-looking statements include statements concerning estimated contract expiration dates, dayrates, estimated dates for completion of repairs and upgrades and commencement dates of new contracts.  Such statements are subject to a number of risks, uncertainties and assumptions, including without limitation, early termination by the customer pursuant to the contract or otherwise, cancellation or completion of certain contracts earlier than expected, operational difficulties, increased or prolonged unrest in Nigeria, shipyard and other delays and other factors described in the
Company’s annual report on Form 10-K and its most recent periodic reports and other documents filed with the Securities and Exchange Commission, which are available free of charge at the SEC’s website at www.sec.gov or the company’s website at
www.herculesoffshore.com. The Company cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements.

$9.2
$10.8
$13.9
$24.0
$29.1
$33.7
$42.9
$47.3 $46.8
$24.9
$26.3
$28.2
$24.0
$27.0
$42.6
$54.3
$67.4
$63.7
1Q 05 2Q 05 3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
Liftboats Drilling
$4.2
$4.6
$5.8
$11.7
$16.8
$20.7
$26.7
$24.5
21.7
$12.5
$12.6
$13.8
$11.3
$14.1
$26.8
$33.7
$44.0
40.2
1Q 05 2Q 05 3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q07
Liftboats Drilling
Hercules Offshore Overview
Note:  See Explanatory Information slide.  Division Adjusted EBITDA does not include corporate G&A and other income/expenses.
Quarterly Revenue Quarterly Adjusted EBITDA
($ in millions)
($ in millions)
Unique business mix within the oil services industry
Tremendous growth since inception in mid 2004
Experienced management team
Proven track record of strong return on capital and equity

37%
37%
36%
28%
27%
24%
23%
19%
13%
0% 5% 10% 15% 20% 25% 30% 35% 40% 45%
THE
DO
HERO
ESV
NE
GSF
RIG
RDC
PDE
Industry Leading Returns On Equity
Note: ROE = (Last Twelve Month Net Income) / (Average Shareholders Equity)
Competitor ratios based on reported financials.
Hercules continues to provide attractive returns in upper end of peer group
3/31/07 Last 12 Months Return on Equity

Pending TODCO Acquisition Highlights
Consideration to TODCO shareholders
Average per share:
–
0.979 Hercules shares
–
$16.00 in cash
Cash or stock election feature (subject to
proration)
Acquisition funded with existing cash on hand
and a senior secured term loan facility
Closing expected mid-2007
–
Subject to:
–
HSR approval
–
Hercules and TODCO shareholder votes
Post-transaction Board of Directors to include
seven Hercules and three TODCO nominees

HERCULES
Offshore

TODCO
THE Offshore Drilling Company

5 A Gulf of Mexico Leader. . . With Global Reach A Leader in Liftboats A Leader in Barge Drilling A New Leader in Jackup Drilling

Creates Shareholder Value in Near and Long-term
Accretive to earnings and cash flow per share
Opportunity to enhance future returns with lower cost of capital
Potential for multiple expansion due to size and growth prospects
1Q’07 pro forma trailing 12 month revenue of $1.4 billion and EBITDA of
$630 million
Revenue
(1)
($mm) EBITDA
(1)
($mm)
(1) PF HERO represents Hercules plus TODCO financials per SEC filings; no accounting adjustments have been made.
$399
$1,369
0
500
1,000
1,500
HERO PF HERO
$223
$630
0
250
500
750
HERO PF HERO

Pro Forma Capital Structure as of 3/31/07
Total Debt/Total Capitalization
Total Debt as a Multiple of LTM EBITDA
(1)
(1) For comparison purposes, EBITDA = Revenue – Operating Expenses – SG&A
Competitor ratios based on 1Q07 reported earnings.
1.7x
1.6x
1.4x
0.9x
0.6x
0.5x
0.4x
1.6x
0.0x
0.4x
0.8x
1.2x
1.6x
2.0x
RIG PF
HERO
PDE SPN RDC NE GSF DO
Acquisition-related debt allows Hercules to optimize its capital structure
Enhanced credit quality due to increased scale and scope
Term loan provides flexibility for rapid de-leveraging with significant expected free cash flow
Successful track record of de-leveraging following acquisitions
48%
34%
34%
33%
21%
19%
18%
12%
0%
20%
40%
60%
SPN PF
HERO
RIG PDE RDC NE DO GSF

Summary of Strategic Rationale
Enhances position in Gulf of Mexico and increases
operational flexibility
Provides asset and geographic diversity
Expands international footprint for future growth
Creates larger, more diverse jackup fleet
Timely combination in a fragmented jackup market
Combines leaders in barge drilling and liftboats
Potential to realize meaningful synergies
– Economies of scale
– Procurement of materials, insurance, employee benefits
– Operational synergies and redundant public company
expenses

Provides Asset Diversity
1Q 2007 Revenue Segmentation Analysis
Pre-Transaction
$110 MM
Post-Transaction
$352 MM
GOM Contract
Drilling
38%
Domestic
Liftboats
30%
International
Contract Drilling
19%
International
Liftboats
13%
Domestic
Liftboats
9%
Inland Barge
Drilling
18%
International
Contract
Drilling
20%
International
Liftboats
4%
GOM Contract
Drilling
43%
Delta Towing
6%

1Q 2007 Geographic Revenue Analysis
Provides Geographic Diversity
Pre-Transaction
$110 MM
Post-Transaction
$352 MM
We expect international contribution to represent a greater portion of our revenues in the future
Middle East
6%
US GOM
68%
India
13%
West Africa
13%
US GOM, 58%
Inland US, 18%
Latin America,
13%
West Africa, 5%
India, 4%
Middle East, 2%

A Global Footprint with Significant Expansion Potential
Mexico
Jackup Rigs 2
Platform Rig  1
West Africa
Jackup Rig   1
Liftboats 17
Middle East
Jackup Rig  1
Malaysia (1)
Jackup Rig   1
U.S. Gulf Coast
Inland Barges 27
Land Rigs (TX) 2
Trinidad
Jackup Rig 1
Land Rig  1
(1) Pro forma for TODCO’s announced THE 208 relocation.
(2)
Includes Hercules Rig 26, marketing internationally.
Brazil
Jackup Rig  1
Venezuela
Land Rigs 6
U.S. Gulf of Mexico
Jackup Rigs 25
Submersible       3
Liftboats 47
India
Jackup Rig  1
Global Summary
Liftboats 64
Jackup Rigs 33
Inland Barges 27
Land Rigs 9
Submersible 3
Platform Rigs 1
(2)

44
43
40
33
27
25
24
20
16
13
11
10
9
0
5
10
15
20
25
30
35
40
45
ESV GSF NE PF
HERO
PDE RIG THE RDC NBR DO COSL Nat'lHERO
Drilling
24
18
14
11
9 9
8
6
3 3
0
5
10
15
20
25
PF
HERO
THE ESV PDE DO NBR RDC HERO Blake GSF
Fourth Largest Global Jackup Fleet
Current Global Jackup Landscape Current Gulf of Mexico Jackup Landscape
(1)
Source:    ODS-Petrodata
(1) Excludes rigs that have announced mobilization out of the GOM, including Hercules Rig 26 and Pride Mississippi

A Leading Player in US Gulf Coast Inland Barge Rigs
Note:  GOM drilling barges only, excludes workover rigs
Source: Company estimates based on public information.
27
14
4
3
2 2
0
5
10
15
20
25
30
PF HERO PKD Axxis NBR Tetra Coastal

A Leading Provider of Liftboat Services
Current Gulf of Mexico Liftboat Landscape
Current West Africa Liftboat Landscape
Source: Company estimates based on public information.
(1) Denotes cold-stacked or abandoned vessels.
47
27
15
6 6
4
3 3
2
1
0
10
20
30
40
50
HERO
SPN Aries Montco OL Laredo AMC OMC Seahorse CS Liftboats
17
3
2
1 1
0
5
10
15
20
HERO
Zumax (1) Zukus (1) NV De Brandt Shoreline

August
2005
Acquired
the Whale
Shark
liftboat from
CS Liftboats
June
2005
Acquired Rig 16
from Transocean
and 17 liftboats
from Superior
Energy
October
2004
Acquired 22
liftboats from
Global Industries
August
2004
Acquired five
jackup rigs from
Parker Drilling
Successful integration of 12 asset acquisitions since formation
– Integrated several large fleets, operations and employees
Opportunistic acquisition strategy
Focus on return on capital employed
Successful Acquisition Track Record
February
2006
Acquired Rig 26
from Aries
Offshore
Partners Ltd.
November
2005
Acquired seven
liftboats from
Danos & Curole
September
2005
Acquired Rig 31
from Hydrocarbon
Capital II LLC
June
2006
Acquired six
liftboats from
Laborde Marine
Lifts
November
2006
Acquired eight
liftboats and
assumed rights to
operate five
additional liftboats
from Halliburton
January
2005
Acquired Rig 25
from Parker Drilling
and Rig 30
from
Porterhouse
Offshore, L.P.
March
2007
Entered into a
definitive merger
agreement to
acquire TODCO

TODCO Transaction Consistent With Hercules’ Strategy
Grow the Company
– Merger expedites growth initiative
– Utilize critical mass and financial strength to enhance future growth
Quickly integrate and deploy newly acquired assets
– Identify and implement operational best practices
– Past successes of effectively integrating acquisitions
Maintain Financial Discipline
– Pro forma debt level of 1.6x LTM EBITDA is within industry range
– Use significant expected free cash to de-lever
Diversify asset base and geographic footprint
– Leverage combined operational and management depth to continue and accelerate international expansion

Business Outlook

Rigs
200' MC Dayrate (thousand)
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07

Average Rig Days/Marketed Rig
Dayrate (in Thousands)
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07

0
50
100
150
200
250
300
$-
$25
$50
$75
$100
$125
US Gulf of Mexico Shows Signs of Stabilizing
Current GOM demand for 64 jackups against marketed supply of 73 jackups, leaving 9 rigs hot-stacked
GOM dayrates have been steady for past few months
Jackup
Avail.
Supply
0
20
40
60
80
100
120
140
160
$0
$20
$40
$60
$80
$100
$120
Contracted Stacked Ready Dayrate
Contracted
Dayrate
GOM Jackup Supply and Demand
Source: ODS-Petrodata, Jefferies & Company, company estimates
Backlog
Dayrate
53% reduction
in supply
Current GOM Jackup Backlog

Rigs
WA 300' IC Dayrate (thousand)
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07

Average Rig Days/Marketed Rig
Dayrate (in Thousands)
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07

0
100
200
300
400
500
600
$-
$25
$50
$75
$100
$125
$150
$175
$200
International Jackup Demand Remains Strong
International Jackup Supply and Demand
Backlog
Dayrate
Jackup
Avail.
Supply
0
20
40
60
80
100
120
140
160
180
$0
$20
$40
$60
$80
$100
$120
$140
$160
$180
$200
Contracted Stacked Ready Dayrate
Contracted
Dayrate
Current International Jackup Backlog
International jackup utilization is still effectively at 100% and backlog is near record highs
Source: ODS-Petrodata, Jefferies & Company.  West Africa 300’IC dayrate used to approximate average market rates for worldwide jackup rigs.

Inland Barge Update
Largest operator in US Gulf Coast
– 74 total barges of which 22 are workover only
– Of 52 drilling barges, TODCO owns 27, Parker owns 14 (79% of supply)
TODCO holds excess supply with 17 operating and 10 cold stacked
Average Backlog 59 days
(1) TODCO fleet as of April 30, 2007 and Hercules estimates
(1)
Latest Contracted Dayrates
Marketed
Rigs
Working
Rigs Avg High
–Conventional <2000hp 1 1 32,000 $   32,000 $
–Conventional 2000hp 2 2 35,000 35,000
–Conventional 3000hp 3 2 38,500 42,000
–Posted 2000hp 3 1 68,000 68,000
–Posted 3000hp 8 8 47,500 58,000
17 14 44,786 $   51,286 $

Hercules’ Liftboat Fleet
Starfish
Class 140’ Liftboat
Swordfish
Class 200’ Liftboat
(1) Within the liftboat industry, the terms leg-length and liftboat class are used interchangeably.
Note: Utilization is defined as the total number of operating days in the period as a percentage of the total number of calendar days in the period our liftboats were actively marketed.  Dayrates include reimbursements from customers under relevant contracts.
70%
Leg - Length /
Liftboat Class
(1)
Number of Apr-06 Apr-07 Y-o-Y YTD 2007
(Feet) Vessels Dayrate Dayrate % Change Utilization
Gulf of Mexico
260' 1 $29,512 $32,728 11% 93%
230' 3 $24,896 28,199 13% 44%
190-215' 6 18,913 22,110 17% 79%
170' 2 NA 20,061 NA 38%
140-150' 6 9,780 9,997 2% 79%
120-130' 14 7,323 8,643 18% 64%
105' 15 5,665 7,175 27% 66%
Domestic Total 47 $10,617 $12,582 19% 67%
West Africa
All Vessels 17 $9,644 $11,065 15% 78%

Investment Highlights
Successful
History of
Growth
Leading Market
Positions
Diversification
by Assets,
Geography, and
Customers
Experienced
Management
Team
Favorable
Industry
Fundamentals
Industry Leading
Returns

Explanatory Information
Adjusted EBITDA is calculated as net income before interest expense, taxes, depreciation and amortization, gain on disposal of assets and loss on early retirement of debt. Adjusted EBITDA is included in this presentation because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA and Adjusted EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using Adjusted EBITDA. In addition, we utilize
Adjusted EBITDA in evaluating acquisition targets. Management also believes that Adjusted EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and Adjusted EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. Adjusted EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA and Adjusted EBITDA differently and, therefore, Adjusted EBITDA as presented for us may not be comparable to EBITDA and Adjusted EBITDA reported by other companies.
Adjusted EBITDA has material limitations as a performance measure because it excludes interest expense, taxes, depreciation and amortization, gain on disposal of assets and loss on early retirement of debt. The following tables reconcile Adjusted EBITDA with net income.
Note: Reconciliations for Drilling and Liftboats do not include corporate adjustments.
EBITDA Reconciliation
($ in millions)
Drilling Liftboats
1Q 05 2Q 05 Q3 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 1Q 05 2Q 05 Q3 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q 07
Net Income $9.5 $7.6 $10.5 $0.5 $25.6 $15.6 $19.1 $27.2 $25.7 $2.5 $1.5 $2.5 ($1.6) $7.5 $9.3 $12.6 $12.7 $7.8
Plus: Interest Expense 1.8 1.8 1.9 1.5 1.3 1.4 1.7 2.3 1.4 0.5 0.6 0.9 0.8 0.7 0.8 0.9 1.4 0.8
Plus: Income Tax Expense – – – 6.9 15.1 7.5 10.5 10.0 9.3 – – – 8.9 4.4 5.5 7.6 4.7 5.3
Plus: Depreciation and Amortization 1.3 1.3 1.4 1.5 1.7 2.3 3.5 4.0 3.9 1.2 1.5 2.3 3.2 4.3 5.2 5.6 5.7 7.8
Plus: Loss on Early Retirement of Debt – 1.8 – 0.8 – – – – – – 0.9 – 0.5 – – – – –
Less: Gain on Disposal of Assets – – – – 29.6 – 1.1 – – – – – – – – – – –
Adjusted EBITDA $12.5 $12.6 $13.8 $11.3 $14.1 $26.8 $33.7 $43.5 $40.2 $4.2 $4.6 $5.8 $11.7 $16.8 $20.7 $26.7 $24.5 $21.7

Explanatory Information (cont.)
We have calculated pro forma EBITDA combining Hercules Offshore and TODCO.  EBITDA is calculated as total revenues less direct operating expenses less general & administrative expenses not including depreciation and amortization.  The pro forma represents Hercules plus TODCO financials per
SEC filings.  No accounting adjustments have been made.  The following table calculates pro forma EBITDA.
Pro forma HERO EBITDA Calculation
($ in millions)
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 LTM
Hercules Revenue $56 $76 $97 $115 $110 $399
TODCO Revenue $184 $226 $242 $260 $242 $970
Pro forma Revenue $240 $302 $340 $375 $352 $1,369
Hercules Operating Expense $22 $26 $33 $43 $42 $144
TODCO Operating Expense $107 $141 $129 $133 $115 $518
Less: Pro forma Operating Expenses $129 $167 $162 $176 $156 $661
Hercules General & Administrative $7 $7 $7 $9 $9 $32
TODCO General & Administrative $10 $11 $11 $10 $13 $45
Less: Pro forma G&A Expenses $16 $17 $18 $20 $22 $77
Hercules EBITDA $28 $43 $57 $63 $60 $223
TODCO EBITDA $67 $75 $102 $117 $114 $408
PF HERO EBITDA $94 $118 $159 $179 $174 $630

Explanatory Information (cont.)
Last Twelve Months Return on Equity is calculated as Net Income divided by average Shareholders Equity for the period.  The following table calculates
Last Twelve Months Return on Equity for the period ending March 31, 2007.
($ in millions)
2006 Net Income 119
less: 1Q06 Net Income 31
plus: 1Q07 Net Income 33
3/31/07 LTM Net Income 121
3/31/07 Equity 431
3/31/06 Equity 248
Average Shareholders Equity 340
Return on Equity 36%
Hercules Offshore
3/31/07 Last Twelve Months Return On Equity Calculation

Risk Factors
Risks with respect to the combination of Hercules Offshore and TODCO, as well as other recent and future acquisitions, include the risk that we will not be able to close the transaction, as well as difficulties in the integration of the operations and personnel of the acquired company,  diversion of management's attention away from other business concerns, and the assumption of any undisclosed or other liabilities of the acquired company.  We expect to incur substantial transaction and merger related costs associated with completing the merger with TODCO, obtaining regulatory approvals, combining the operations of the two companies and achieving desired synergies. Additional unanticipated costs may be incurred in the integration of the businesses of Hercules Offshore and TODCO.  Expected benefits of the merger may not be achieved in the near term, or at all.  Hercules Offshore will have a significant amount of additional debt as a result of  the merger.  This debt will require us to use cash flow to repay indebtedness, may have a material adverse effect on our  financial health, and may limit our future operations and ability to borrow additional funds.  For additional information regarding the risks associated with the TODCO acquisition, please read the risk factors section in the joint proxy statement/prospectus included in Hercules registration statement in Form S-4 (No. 333-142314).

Important Information to be Filed
In connection with the TODCO acquisition, Hercules Offshore has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement/prospectus. Investors and security holders of Hercules Offshore and TODCO are urged to read the registration statement and definitive joint proxy statement/prospectus (if and when it becomes available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information about Hercules
Offshore, TODCO and the merger. A definitive joint proxy statement/prospectus will be sent to security holders of Hercules Offshore seeking their approval of the issuance of shares of common stock in the acquisition. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov.
In addition, the documents filed with the SEC by Hercules Offshore may be obtained free of charge from our website at www.herculesoffshore.com or by calling our investor relations department at (713) 979-9300. The documents filed with the SEC by TODCO may be obtained free of charge from TODCO's website at www.theoffshoredrillingcompany.com or by calling
TODCO's investor relations department at (713) 278-6000. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.
Hercules Offshore, TODCO and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.
Information about the participants in the solicitation is set for in the registration statement on Form
S-4 and will be set forth in the joint proxy statement/prospectus when it becomes available.